NEWS RELEASE

Alderon Signs Benefits Agreement with the Province of Newfoundland and
Labrador, Obtains Surface and Mining Leases and Receives Approvals for All
Conditions Required as Part of the Provincial Environmental Assessment Release

May 27, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that The Kami Mine Limited Partnership (“Kami LP”), an affiliate of Alderon, has signed a Benefits Agreement (the “Agreement”) with the Province of Newfoundland and Labrador with respect to the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador. The Kami LP has also received its Surface and Mining Leases (the “Leases”), which green-light the Kami Project for commencement of construction.

“The Agreement secures significant long-term benefits for the people of Newfoundland and Labrador, infusing billions of dollars into the provincial economy and creating direct employment for 800 workers at the peak of construction and 400 during the operations phase," said Tayfun Eldem, Alderon President and CEO. "By finalizing this Agreement and receiving the Leases, we have met all the conditions of release from both the Federal and Provincial environmental assessment processes. Once the financing plan is complete, we will be ready to commence construction.”

The Agreement covers the entire life of the Kami Project including construction, operation and decommissioning. The Agreement sets out employment, procurement and training benefits.   Under the terms of the Agreement, the Kami LP has committed to provide full and fair opportunity and first consideration for Provincial residents and suppliers. The Kami LP has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

The Agreement also includes a Gender Equity and Diversity Plan. The Gender Equity and Diversity Plan addresses, among other matters, employment and business access for four under-represented groups – women, visible minorities, Aboriginal peoples and persons with disabilities. The Kami LP will also implement policies and procedures designed to ensure its worksite is free of discrimination, bias, and harassment, and that the worksite embraces the principles of inclusion and diversity.

The Mining Lease for mineral development and the Surface Lease, covering the entire footprint of the mine and related infrastructure, have been issued by the Newfoundland and Labrador Department of Natural Resources.  The Mining Lease gives the Kami LP the exclusive rights to develop the mineral resource underlying the Kami Project. The Surface Lease provides the Kami LP with the surface rights covering the area of the Mining Lease and areas for siting the required infrastructure incidental to the development of the mine.

Alderon also confirms that the Kami LP has been released from further processing obligations, including any requirements related to the construction and operation of a pellet plant.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman
Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the economic benefits of the Kami Project; (iii) the implementation and benefits of the Agreement; and the commencement of construction of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.